650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 18, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SolarCity Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”) relating to an offering of convertible senior notes of the Company. Concurrently and in connection with the Registration Statement, the Company has filed a separate Registration Statement on Form S-1 relating to an offering of the Company’s common stock.

Please direct any questions with respect to the Registration Statement to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC